UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. 4)

                         Varco International, Inc.
                             (Name of Issuer)

                    Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                              922126-10-7
                             (CUSIP Number)

          Lawrence O'Donnell, III, Esq., Baker Hughes Incorporated
3900 Essex Lane, Suite 1200, Houston, Texas  77027, Tel. No. (713) 439-8600
       (Name, Address and Telephone Number of  Person Authorized to
                    Receive Notices and Communications)

                              May 22, 1996
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                              SCHEDULE 13D
CUSIP No.      922126 10 7                             Page 2 of 3

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes")
     76-0207995
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)  [ ]
                                                            (B)  [ ]
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS
     00
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
     PURSUANT TO ITEMS 2(d) OR 2(E)
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
- ---------------------------------------------------------------------------
                         7    SOLE VOTING POWER
     NUMBER OF                None.  See Items 4 and 5.
      SHARES                  ---------------------------------------------
   BENEFICIALLY          8    SHARED VOTING POWER
     OWNED BY                 ---------------------------------------------
      EACH               9    SOLE DISPOSITIVE POWER
    REPORTING                 None.
     PERSON                   ---------------------------------------------
      WITH              10    SHARED DISPOSITIVE POWER
                              ---------------------------------------------
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None.  See Items 4 and 5.
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES   [ ]
     CERTAIN SHARES
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Amendment No. 4
                                     to
                                Schedule 13D
                                     of
                          Baker Hughes Incorporated


     The following Items of the Schedule 13D of Baker Hughes Incorporated, a Delaware corporation ("Baker Hughes"), for the event dated September 29, 1988, as amended by Amendment No. 1 thereto for the event dated August 3, 1990, Amendment No. 2 thereto for the events dated November 28, 1990 and December 5, 1990, and Amendment No. 3 thereto for the event dated April 26, 1996, in each case, relating to the Common Stock, $1.00 par value per share (the "Common Stock"), of Varco International, Inc., a California corporation ("Varco"), are hereby amended as follows:

Item 4:   Purpose of Transaction

     On May 22, 1996, Baker Hughes entered into an underwriting agreement providing for the sale by Baker Hughes to a group of underwriters of 6,346,041 shares of the Common Stock for net proceeds to Baker Hughes of $15.045 per share. The shares of Common Stock are to be offered by such underwriters as part of an underwritten public offering of 6,596,041 shares of Common Stock, together with an over-allotment option granted by Varco with respect to 989,406 shares. The closing of the sale of the Common Stock is scheduled for May 29, 1996 and is subject to certain conditions set forth in the underwriting agreement.

Item 5:  Interest in Securities of the Issuer

     As a result of the transactions referred to in Item 4, the beneficial ownership of the Common Stock by Baker Hughes is being reduced by 6,346,041 shares. As a result, giving effect to such transactions, Baker Hughes beneficially owns no shares of Common Stock.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.
                                        BAKER HUGHES INCORPORATED


Date:  May 23, 1996                     By: /s/ Lawrence O'Donnell, III
                                        -----------------------------------
                                        Lawrence O'Donnell, III
                                        Vice President, General Counsel and
                                        Corporate Secretary of Baker Hughes
                                        Incorporated